September 11, 2009

Via EDGAR	Jeffrey B. Pietsch 916.558.6118 direct jpietsch@weintraub.com

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Karl Hiller, Branch Chief

Re:	Brand Neue Corp. Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 8, 2009 Item 4.01 Form 8-K Filed August 6, 2009 File No. 000-53318

Dear Mr. Hiller:

On behalf of Brand Neue Corp., a Nevada corporation (the “Company”), we are responding to the comments in the letter from you dated September 2, 2009 to the above periodic and current reports.

COMMENT 1:

Please amend your Item 4.01 Form 8-K, filed August 6, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

RESPONSE TO COMMENT 1:

The Company has filed Amendment No. 1 to Form 8-K on September 9, 2009 making the above disclosure as requested.

Securities and Exchange Commission
Division of Corporation Finance
September 11, 2009

COMMENT 2:

Please advise us as to how you intend to address any re-audit requirements.

RESPONSE TO COMMENT NO. 2

The Company will engage its current auditors, Madsen & Associates, CPAs, Inc., to re-audit any prior audited financial statements that are required to be filed with the Commission.

If you have any further comments or questions, please contact the undersigned at (916) 558-6000.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

/s/ Jeffrey B. Pietsch

Jeffrey B. Pietsch